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SEC Mail Processing Section
APR 13 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Davinci Capital Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Cambridge Street
(No. and Street)

Cambridge (City) MA (State) 02141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James McSweeney 617-354-3222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue (Address) Maitland (City) FL (State) 32751 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James McSweeney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Davinci Capital Management, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

James F. Toohey, Jr.

Notary Public

JAMES F. TOOHEY, JR.
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 19, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVINCI CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2017

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Davinci Capital Management, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Davinci Capital Management, Inc. as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Davinci Capital Management, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Davinci Capital Management, Inc.'s management. Our responsibility is to express an opinion on Davinci Capital Management, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Davinci Capital Management, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Davinci Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Davinci Capital Management, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Davinci Capital Management, Inc.'s auditor since 2017.

Maitland, Florida

March 27, 2018

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	93,238
Receivables		113,448
Deposits with clearing organization		25,041
Prepaid expenses		187
Marketable securities		69,147
Property and equipment, net		660
	$	301,721

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	107,739
Due to related party		87,424
		195,163
Stockholder's equity:		
Common stock, no par value, Authorized 10,000 class A voting shares and 10,000 class B non-voting shares; issued and outstanding 900 class A shares		18,000
Additional paid-in capital		758,606
Accumulated deficit		(713,245)
Accumulated other comprehensive income		43,197
		106,558
	$	301,721

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2017

Revenues:		
Advisory fees	$	297,688
Insurance products and 12b-1 fees and concessions		693,159
Commissions clearing		48,645
Interest and dividend income		1,302
		1,040,794
Operating expenses:		
Clearing charges		39,339
Commissions		730,618
Computer expenses		11,809
Depreciation expense		458
Dues and subscriptions		5,495
Equipment rental		2,688
Insurance		4,742
Maintenance agreement		2,000
Office expense		8,025
Office rent		30,000
Payroll taxes		10,637
Professional fees		14,631
Regulatory expenses		42,772
Salaries		140,611
Taxes - other		569
Utilities		2,901
		1,047,295
Net loss	$	(6,501)

See notes to financial statements

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF COMPREHENSIVE INCOME
Year Ended December 31, 2017

Net loss	$	(6,501)
Other comprehensive income:		
Unrealized gain on investments		8,739
Comprehensive income (loss)	$	2,238

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2017

	Class A Common Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Capital	Deficit	Income	Total
Balance, January 1, 2017	900	$ 18,000	$ 758,606	$ (706,744)	$ 34,458	$ 104,320
Net loss	-	-	-	(6,501)	-	(6,501)
Capital contributions	-	-	-	-	-	-
Unrealized holding gain on marketable securities	-	-	-	-	8,739	8,739
Balance, December 31, 2017	900	$ 18,000	$ 758,606	$ (713,245)	$ 43,197	$ 106,558

DAVINCI CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(6,501)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		458
Changes in operating assets and liabilities:		
Receivables		(39,956)
Deposits with clearing organization		(26)
Prepaid expenses		(135)
Accounts payable and accrued expenses		42,497
Due to related party		1,535
Net cash used in operating activities		(2,128)
Net decrease in cash during the year		(2,128)
Cash, beginning of year		95,366
Cash, end of year	$	93,238
Supplemental cash flow information:		
Cash paid during the year for:		
Corporate taxes	$	456

See notes to financial statements

Note 1 **Organization and nature of business**

DaVinci Capital Management, Inc. (the "Company") was incorporated in December 1998 and is a Delaware Corporation that is wholly owned by Airgead LLC ("Airgead"). The Company operates as a broker-dealer and registered investment advisor in the New England area. The Company does business on a fully disclosed basis and, therefore, does not hold or maintain any customer accounts. The Company is a registered broker under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 **Summary of significant accounting policies**

Revenue recognition
Revenue generated from advisory fees, commissions and the sales of mutual funds and variable products are recorded when earned on a trade date basis.

Receivables from broker-dealers and clearing organizations
Receivables from broker-dealers and clearing organizations consist of commissions due under normal trade terms. The Company provides an allowance for doubtful collections which is based on a review of outstanding receivables, historical collection information, and existing economic conditions. At December 31, 2017 there was no reserve for uncollectible receivables.

Marketable securities
The Company accounts for its marketable securities at fair value, as the Company has categorized them as available-for-sale securities. Accordingly, unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income, which is a separate component of stockholder's equity. Realized gains or losses are computed based on specific identification of securities that are sold and are included in earnings.

Property and equipment
Property and equipment is stated at cost. Depreciation and amortization are calculated on the straight-line method over the estimated useful lives of the related assets. Normal repair and maintenance costs are expensed as incurred.

Income taxes
The Company accounts for income taxes using an asset and liability approach. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income.

Note 2 **Summary of significant accounting policies (continued)**

Income taxes (continued)

Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense or benefit from income taxes is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Income tax positions

The Financial Accounting Standards Board ("FASB") issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse effect on the Company's financial condition, results of operations or cash flows. Accordingly the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions. If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company's federal and state income tax returns are generally open for examination for the past three years.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Fair value

Accounting standards provide a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting standards more consistent and comparable. Accounting standards also require expanded disclosures to provide information about the extent to which fair value is used to measure certain assets and liabilities, the methods and assumptions used to measure fair value, and the effect of fair value measures on earnings (see Note 8). The Company's financial and nonfinancial assets and liabilities reflected in the financial statements at fair value consist of marketable securities.

Cash and cash equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of 3 months or less to be cash equivalents.

Note 2 **Summary of significant accounting policies (continued)**

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, receivables from clearing organizations, deposits with clearing organizations, prepaid expenses, due from and to related party, and accounts payable and accrued expenses approximates fair value due to the short term maturities of these assets and liabilities.

Note 3 **Deposits with clearing organization**

The Company contracted with National Financial Services, Inc. ("NFS") to act as their clearing agent. In connection with this agreement, NFS has required the Company to maintain a deposit of $25,000 which is held in an interest bearing account and is included in deposits with clearing organizations on the accompanying statement of financial condition.

Note 4 **Securities owned**

The Company owns common stock in the NASDAQ Stock Market, Inc. These securities are deemed to be readily marketable. The estimated fair value at December 31, 2017 was $69,147, as determined by quoted market prices. The cost of the securities was $25,950.

Note 5 **Property and equipment**

Property and equipment consisted of the following at December 31, 2017:

	Estimated Useful Lives	
Computer equipment	3 years	$49,385
Leasehold improvements	Life of lease	4,056
		53,441
Less accumulated depreciation and amortization		52,781
		$ 660

Depreciation expense for the year ended December 31, 2017 was $458.

Note 6 **Income taxes**

The deferred tax asset, and related valuation allowance, includes the following components at December 31, 2017:

	Federal	State	Total
Deferred tax asset	$41,000	$16,000	$57,000
Valuation allowance	(41,000)	(16,000)	(57,000)
Net deferred tax asset	$ -	$ -	$ -

The Company recognizes deferred taxes for operating losses that are available to offset future federal and state income taxes. The Company has available net operating loss carryforwards of approximately $193,000 for federal and $173,000 for Massachusetts state tax purposes. The federal and state net operating losses can be used to offset future taxable income and expire at various dates through December 2037 and December 2022, respectively.

The valuation allowance was established to reduce the deferred tax asset to the amount that will more likely than not be realized. This reduction is necessary due to uncertainty as to the Company's ability to utilize all of its net operating loss carryforwards before they expire. The change in the valuation allowance for the year ended December 31, 2017 was a decrease of $32,000.

Note 7 **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital ratio, as defined, shall not exceed 15 to 1.

At December 31, 2017 the Company's net capital was $57,036, which was $44,025 in excess of its required net capital of $13,011. The Company's aggregate indebtedness to net capital was 342%.

Note 8 **Fair value measurements**

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

Note 8 **Fair value measurements (continued)**

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

> Level 1 - Quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.
>
> Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.
>
> Level 3 – Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when higher level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2017.

> *Marketable securities*: Consist of equity securities valued using quoted market prices.

Note 8 **Fair value measurements (continued)**

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2017:

Financial asset	December 31, 2017	Level 1	Level 2	Level 3
Equity securities	$69,147	$69,147	$ -	$ -
Total	$69,147	$69,147	$ -	$ -

Note 9 **Marketable securites**

Cost and fair value of marketable securities with gross unrealized gains and losses at December 31, 2017 are as follows:

December 31, 2017	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
NASDAQ Stock	$25,950	$43,197	$ -	$69,147
	$25,950	$43,197	$ -	$69,147

The change in net unrealized holding gain (loss) on securities available for sale that has been included in Accumulated Other Comprehensive income as a separate component of Stockholder's Equity for the year ended December 31, 2017 was $43,197.

During 2017, the Company did not sell any securities.

Note 10 **Related party transactions**

Airgead's majority shareholder controls Comprehensive Insurance Providers ("CIP"). The Company leases its office space from CIP Real Estate, LLC whose majority member also controls CIP. Rent expense was $30,000 for the year ended December 31, 2017. Further details regarding this lease are provided in Note 13.

The Company has entered into an expense sharing agreement with CIP. Under the agreement, a portion of salaries and related expenses, communications and technology that are determined to be attributable to activities of the Company are allocated to the Company. During the year ended December 31, 2017, the Company paid $151,248 to CIP. As of December 31, 2017, the Company has an outstanding payable in the amount of $87,424 to CIP, for amounts owed under the expense sharing agreement.

Note 11 **Off-Balance Sheet risk**

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 12 **Recently issued accounting pronouncements:**

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in accounting principles generally accepted in the United States of America (US GAAP) when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. In August 2015, the FASB issued ASU 2015-14 which defers the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company has not yet selected a transition method and is currently evaluating the effect the standard will have on the financial statements.

Note 13 **Commitments and contingencies**

On December 30, 2015, the Company entered into a five year lease for office space with CIP for $2,500 per month, beginning January 1, 2016. The future minimum rental obligations under this operating lease agreement are noted below:

Year Ending December 31,	Amount
2018	$30,000
2019	$30,000
2020	$30,000
Total	$90,000

The Company had no other commitments or contingencies outstanding at December 31, 2017.

Note 14 **Subsequent events**

The Company has evaluated all events or transactions that occurred after December 31, 2017 through the date of the Report of Independent Registered Public Accounting Firm on the financial statements, which is the date that the financial statements were available to be issued.

Schedule I

DAVINCI CAPITAL MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
Year Ended December 31, 2017

Net capital			
Stockholder's equity		$	106,558
Deductions and charges:			
Nonallowable assets:			
Receivables	(33,132)		
Prepaid expenses	(187)		
Property and equipment, net	(660)		(33,979)
Net capital before haircuts on securities positions			72,579
Haircuts on securities:			
Trading and investing securities	10,933		
Undue concentration	4,610		15,543
Net capital		$	57,036
Aggregate indebtedness			
Accounts payable and accrued expenses		$	195,163
Computation of basic net capital requirement			
Minimum net capital required		$	13,011
Minimum dollar net capital required			5,000
Net capital requirement			13,011
Excess net capital		$	44,025
Net capital less 10% of aggregate indebtedness		$	37,520
Percentage of aggregate indebtedness to net capital			342%
Net Capital as Reported in the Company's Unaudited FOCUS X-17A-5 Part IIA as of December 31, 2017		$	66,617
Adjustments:			
Increase in allowable receivables			41,547
Increase in accounts payable and related expenses			(51,128)
Net Capital per above		$	57,036

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Davinci Capital Management, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Davinci Capital Management, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Davinci Capital Management, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Davinci Capital Management, Inc. stated that Davinci Capital Management, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Davinci Capital Management, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Davinci Capital Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 27, 2018

Exemption Report
December 31, 2017

DaVinci Capital Management, Inc. ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(ii).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(ii) for the entire period January 1, 2017 through December 31, 2017, without exception.

I, James J. McSweeney, President, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

James J. McSweeney
President